Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Nine Months and the Third Quarter Ended March 31, 2018

First Nine months of Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $80.3 million, an increase of 69.1% compared to the comparable prior year period.
•	Total revenues were $393.5 million, an increase of 33.9% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 37.6%, compared to 29.6% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.32, an increase of 67.1% compared to the comparable prior year period.
•	Net cash provided by operating activities was $77.3 million for the current period.
•	DSO of 176 days, compared to 212 days for the comparable prior year period.
•	Inventory turnover days of 58 days, compared to 54 days for the comparable prior year period.

Third Quarter of Fiscal Year 2018 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $22.1 million, an increase of 61.1% compared to the comparable prior year period.
•	Total revenues were $120.6 million, an increase of 32.1% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 36.4%, compared to 30.7% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.36, an increase of 63.6% compared to the comparable prior year period.
•	Net cash provided by operating activities was $5.1 million for the current quarter.
•	DSO of 196 days, compared to 219 days for the comparable prior year period.
•	Inventory turnover days of 63 days, compared to 61 days for the comparable prior year period.

Beijing, China – May 15, 2018 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the third quarter of fiscal year 2018 ended March 31, 2018 (see attached tables). The management of Hollysys, stated:

Industrial automation recorded a 20.0% yoy growth in quarterly revenue, at $45.7 million, and a 55.6% yoy growth in quarterly contract, at $82.2 million. Management’s low-to-high end market expansion strategy has led to a healthy contract growth, especially in chemical and petrochemical. Contracts covered a broad range of products, such as DCS, SIS, DEH, MES and AMS, etc. Several major contracts were signed such as providing system for Henan Kelong Group, Shanxi Guangda Coking on their energy management project, and Zhong’an lianhe Coalification Company on their methanol and olefin conversion project. We are also building comprehensive capacity to address the substantial service and upgrading potential from the entire customer base. On coal fire, while maintaining our market share in the high end market, we have been actively responding to demand on environmental protection, energy saving, control optimization and information security, etc. Similar demand has also been spotted in other industries. With our widespread national service network, we are capable of communicating with and delivering to our customers from various industries regular and value-added customized services and products they need.

Hollysys Automation Technologies, Ltd May 15, 2018	Page 2

In Factory automation, we adhered to our demonstration-for-further-application strategy and proceeded deeper in the cooperation with our current customer base. On food beverage, we continued to provide innovative solution to address safety and efficiency issues for Haidilao, with new projects covering automatic dish serving, dipping source making and smart cleaning. Management team will continue to seek strategic cooperation with more renowned customers to address the increasing demand from discrete automation. With product sales and customized solutions already being delivered for the time being, our team is also making effort to get Hollysys’ product line more ready for the era of intelligent manufacture. The R&D is currently under way for a future-oriented industrial internet platform aiming to make better use of industrial data for higher level of efficiency, digitalization, and automaton in manufacture.

Rail business recorded a 30.9% yoy growth in quarterly revenue at $45.5 million, while quarterly contract decline yoy by 24.6%, at $37.9 million. Few contract on ATP was signed in this quarter and the visibility of CRC bidding remains to be observed. In overseas business, we signed a maintenance contract with Hong Kong MTR with a service duration of 3 years. In subway, we continued to execute signed contracts, while strengthening our marketing capacity through reviewing and updating strategic partnership and improving local service network coverage. Management team will adhere to the diversity strategy to create revenue stream from more new products and services, and to maintain a stable and healthy growth into the future.

In oversea business, we continued to seek opportunities under the Belt and Road Initiative, signing several EPC contracts with domestic companies, including a contract with Shenhua Guohua Co.Ltd to provide DEH for 2X350MW power station in Indonesia. Our effort on strengthening operation management and risk control in Mechanical and electrical installation services has worked effectively, with quarterly revenue recording a 59.4% yoy growth at $29.4 million and a 303.0% yoy growth of quarterly contract at $21.2 million. We will continue to address operation, management and risk control issue and to closely follow the economic and political circumstances in South East Asia and Middle East.

Hollysys Automation Technologies, Ltd May 15, 2018	Page 3

First Nine months and the Third Quarter Ended March 31, 2018 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Nine months ended
	Mar 31, 2018	Mar 31, 2017	% Change	Mar 31, 2018	Mar 31, 2017	% Change

Revenues	$120,617	91,303	32.1%	$393,531	293,981	33.9%
Integrated contract revenue	$104,736	78,167	34.0%	$334,845	260,766	28.4%
Products sales	$9,908	9,746	1.7%	$29,085	24,116	20.6%
Service rendered	$5,973	3,390	76.2%	$29,601	9,099	225.3%
Cost of revenues	$76,736	63,238	21.3%	$245,398	206,826	18.6%
Gross profit	$43,881	28,065	56.4%	$148,133	87,155	70.0%
Total operating expenses	$18,692	15,300	22.2%	$58,971	45,843	28.6%
Selling	$6,205	5,961	4.1%	$20,643	17,819	15.8%
General and administrative	$7,617	8,754	(13.0)%	$30,752	29,247	5.1%
Research and development	$8,758	6,093	43.7%	$27,975	22,083	26.7%
VAT refunds and government subsidies	$(3,888)	(5,508)	(29.4)%	$(20,399)	(23,306)	(12.5)%
Income from operations	$25,189	12,765	97.3%	$89,162	41,312	115.8%
Other income, net	$352	571	(38.4)%	$3,062	1,831	67.2%
Foreign exchange (loss) gain	$(877)	1,191	(173.6)%	$(1,981)	132	(1600.8)%
Share of net income of equity investees	$194	2,390	(91.9)%	$2,466	4,670	(47.2)%
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	$-	-	-	-	6,429	(100.0)%
Dividend income from a cost investee	38	449	(91.5)%	$1,096	449	144.1%
Interest income	$2,006	1,173	71.0%	$5,041	2,431	107.4%
Interest expenses	$(175)	(395)	(55.7)%	$(808)	(795)	1.6%
Income tax expenses	$4,553	4,433	2.7%	$17,584	9,003	95.3%
Net income (loss) attributable to non-controlling interests	$75	(5)	1600.0%	$161	(17)	1047.1%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,099	13,716	61.1%	$80,293	47,473	69.1%
Non-GAAP basic EPS	$0.37	0.23	60.9%	$1.33	0.79	68.4%
Non-GAAP diluted EPS	$0.36	0.22	63.6%	$1.32	0.79	67.1%

Share-based compensation expenses	$257	(1,907)	113.5%	$581	(70)	930.0%
Amortization of acquired intangible assets	$-	-	-	$279	263	6.1%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$21,842	15,623	39.8%	$79,433	47,280	68.0%
GAAP basic EPS	$0.36	0.26	38.5%	$1.31	0.79	65.8%
GAAP diluted EPS	$0.36	0.26	38.5%	$1.31	0.78	67.9%

Basic weighted average common shares outstanding	60,436,871	60,408,369	0.0%	60,431,201	60,112,281	0.5%
Diluted weighted average common shares outstanding	61,296,907	61,225,248	0.1%	61,245,982	60,909,201	0.6%

Hollysys Automation Technologies, Ltd May 15, 2018	Page 4

Operational Results Analysis for the Third Quarter Ended March 31, 2018

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31, 2018 increased from $91.3 million to $120.6 million, representing an increase of 32.1%. Broken down by the revenue types, integrated contracts revenue increased by 34.0% to $104.7 million, products sales revenue increased by 1.7% to $9.9 million, and services revenue increased by 76.2% to $6.0 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Mar 31,				Nine months ended Mar 31,
	2018		2017		2018		2017
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	45,651	37.8%	38,054	41.7%	160,780	40.8%	128,884	43.8%
Rail Transportation Automation	45,533	37.8%	34,788	38.1%	150,279	38.2%	91,085	31.0%
Mechanical and Electrical Solution	29,433	24.4%	18,461	20.2%	82,472	21.0%	74,012	25.2%
Miscellaneous	-	-		-	-	-		-
Total	120,617	100.0%	91,303	100.0%	393,531	100.0%	293,981	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 36.4% for the three months ended March 31, 2018, as compared to 30.7% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 30.0%, 81.2% and 73.6% for the three months ended March 31, 2018, as compared to 24.4%, 65.2% and 78.8% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 36.4% for the three months ended March 31, 2018, as compared to 30.7% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 30.0%, 81.2% and 73.6% for the three months ended March 31, 2018, as compared to 24.4%, 65.2% and 78.8% for the same period of the prior year respectively.

Selling expenses were $6.2 million for the three months ended March 31, 2018, representing an increase of $0.2 million or 4.1% compared to $6.0 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.1% and 6.5% for the three months ended March 31, 2018, and 2017, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $7.6 million for the quarter ended March 31, 2018, representing a decrease of $1.2 million or 13.0% compared to $8.8 million for the same quarter of the prior year. The decrease was mainly due to a decrease of $2.3 million in bad debt provision. Presented as a percentage of total revenues, non-GAAP G&A expenses were 6.3% and 9.6% for quarters ended March 31, 2018 and 2017 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $7.9 million and $6.8 million for the three months ended March 31, 2018 and 2017, respectively.

Research and development expenses were $8.8 million for the three months ended March 31, 2018, representing an increase of $2.7 million or 43.7% compared to $6.1 million for the same quarter of the prior year, mainly due to increased research and development activities. Presented as a percentage of total revenues, R&D expenses were 7.3% and 6.7% for the quarter ended March 31, 2018 and 2017, respectively.

Hollysys Automation Technologies, Ltd May 15, 2018	Page 5

The VAT refunds and government subsidies were $3.9 million for three months ended March 31, 2018, as compared to $5.5 million for the same period in the prior year, representing a $1.6 million or 29.4% decrease, which was primarily due to decrease of the government subsidies for $2.6 million.

The income tax expenses and the effective tax rate were $4.6 million and 17.2% for the three months ended March 31, 2018, as compared to $4.4 million and 22.1% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries apply to different tax rates.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative was $22.1 million or $0.36 per diluted share based on 61.3 million shares outstanding for the three months ended March 31, 2018. This represents a 61.1% increase over the $13.7 million or $0.22 per share based on 61.2 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $21.8 million or $0.36 per diluted share representing an increase of 39.8% over the $15.6 million or $0.26 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $141.3 million new contracts for the three months ended March 31, 2018. And the backlog as of March 31, 2018 was $578.9 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Mar 31, 2018		as of Mar 31, 2018
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	82,231	58.2%	185,960	32.1%
Rail Transportation	37,874	26.8%	275,399	47.6%
Mechanical and Electrical Solutions	21,159	15.0%	117,516	20.3%
Total	141,264	100.0%	578,875	100.0%

Cash Flow Highlights

For the three months ended March 31, 2018, the total net cash inflow was $6.9 million. The net cash provided by operating activities was $5.0 million. The net cash used in investing activities was $5.0 million, mainly consisted of $29.9 million time deposits placed with banks, which was partially offset by $26.6 million maturity of time deposits. The net cash used in financing activities was $0.1 million, mainly consisted of $0.5 million repayments of short-term bank loans, which was partially offset by $0.4 million proceeds from short-term bank loans.

Hollysys Automation Technologies, Ltd May 15, 2018	Page 6

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $385.0 million, $365.4 million, and $268.8 million as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively. As of March 31, 2018, the company held $238.0 million in cash and cash equivalents and $147.0 million in time deposits with original maturities over three months.

For the three months ended March 31, 2018, DSO was 196 days, as compared to 218 days for the comparable prior year period and 147 days for the last quarter; and inventory turnover was 63 days, as compared to 62 days for the comparable prior year period and 48 days for the last quarter.

Outlook for FY 2018

The management concluded, “Based on our backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2018 with revenue in the range of $500 million to $530 million and non-GAAP net income in the range of $100 million to $110 million.”

Conference Call

The Company will host a conference call at 9:00 pm May 14, 2018 U.S. Eastern Time / 9:00 am May 15, 2018 Beijing Time, to discuss the financial results for the third quarter of fiscal year 2018 ended March 31, 2018 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 7867468.

Australia, Sydney	+61 290833212
Australia	1800411623
China, Domestic	8008190121
China, Domestic	4006208038
France	0800912761
Germany	08001820671
Hong Kong	+852 30186771
Hong Kong	800906601
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 264903660
Malaysia	1800813708
Singapore	+65 67135090
Switzerland	0800561006
Taiwan, Province of China	+886 226507825
United Kingdom, London	+44 2036214779
United Kingdom	08082346646
United States, New York	+1 8456750437
United States	18665194004
Standard International Dial-In	+65 67135090

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at:  http://hollysys.investorroom.com

Hollysys Automation Technologies, Ltd May 15, 2018	Page 7

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,200 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 25,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com

Hollysys Automation Technologies, Ltd May 15, 2018	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Mar 31,		Nine months ended Mar 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$104,736	$78,167	$334,845	$260,766
Products sales	9,908	9,746	29,085	24,116
Revenue from services	5,973	3,390	29,601	9,099
Total net revenues	120,617	91,303	393,531	293,981

Cost of integrated contracts	73,297	59,126	229,295	196,936
Cost of products sold	1,863	3,394	7,696	7,537
Costs of services rendered	1,576	718	8,686	2,616
Gross profit	43,881	28,065	147,854	86,892

Operating expenses
Selling	6,205	5,961	20,643	17,819
General and administrative	7,874	6,847	31,333	29,177
Research and development	8,758	6,093	27,975	22,083
VAT refunds and government subsidies	(3,888)	(5,508)	(20,399)	(23,306)
Total operating expenses	18,949	13,393	59,552	45,773

Income from operations	24,932	14,672	88,302	41,119

Other income , net	352	571	3,062	1,831
Foreign exchange (loss) gain	(877)	1,191	(1,981)	132
Share of net income of equity investees	194	2,390	2,466	4,670
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd	-	-	-	6,429
Dividend income from a cost investee	38	449	1,096	449
Interest income	2,006	1,173	5,041	2,431
Interest expenses	(175)	(395)	(808)	(795)
Income before income taxes	26,470	20,051	97,178	56,266

Income taxes expenses	4,553	4,433	17,584	9,003
Net income	21,917	15,618	79,594	47,263

Net income (loss) attributable to non-controlling interests	75	(5)	161	(17)
Net income attributable to Hollysys Automation Technologies Ltd.	$21,842	$15,623	$79,433	$47,280

Other comprehensive income (loss), net of tax of nil
Translation adjustments	30,784	7,525	63,054	(34,583)
Comprehensive income	52,701	23,143	142,648	12,680

Less: comprehensive income (loss) attributable to non-controlling interests	76	(34)	163	(8,551)
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$52,625	$23,177	$142,485	$21,231

Net income per ordinary share:
Basic	0.36	0.26	1.31	0.79
Diluted	0.36	0.26	1.31	0.78
Shares used in income per share computation:
Weighted average number of ordinary shares	60,436,871	60,408,369	60,431,201	60,112,281
Weighted average number of diluted ordinary shares	61,296,907	61,225,248	61,245,982	60,909,201

Hollysys Automation Technologies, Ltd May 15, 2018	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Mar 31,	Dec 31,
	2018	2017
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$237,971	$231,070
Time deposits with maturities over three months	146,984	134,379
Restricted cash	28,888	35,986
Accounts receivable, net of allowance for doubtful accounts of $51,049 and $49,041 as of March 31,2018 and December 31, 2017, respectively	267,799	257,611
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $12,192 and $12,472 as of March 31, 2018 and December 31, 2017, respectively	212,603	199,736
Other receivables, net of allowance for doubtful accounts of $1,472 and $1,568 as of March 31, 2018 and December 31, 2017, respectively	24,498	16,857
Advances to suppliers	11,577	8,523
Amounts due from related parties	33,187	28,642
Inventories	56,893	47,602
Prepaid expenses	707	797
Income tax recoverable	457	170
Total current assets	1,021,564	961,373

Non-current assets
Restricted cash	1,479	461
Prepaid expenses	1	8
Property, plant and equipment, net	86,082	84,025
Prepaid land leases	10,742	10,472
Intangible assets, net	1,631	1,602
Investments in equity investees	60,580	58,219
Investments in cost investees	4,349	4,191
Goodwill	52,192	51,175
Deferred tax assets	8,376	8,583
Total non-current assets	225,432	218,736

Total assets	1,246,996	1,180,109

Hollysys Automation Technologies, Ltd May 15, 2018	Page 10

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	535	535
Short-term bank loans	7,930	7,859
Current portion of long-term loans	387	401
Accounts payable	138,061	126,095
Construction costs payable	173	167
Deferred revenue	144,216	130,451
Accrued payroll and related expenses	11,417	17,724
Income tax payable	3,354	5,237
Warranty liabilities	5,907	6,136
Other tax payables	6,599	11,052
Accrued liabilities	22,927	22,014
Amounts due to related parties	3,788	3,169
Total current liabilities	345,294	330,840

Non-current liabilities
Accrued liabilities	6,078	9,155
Long-term loans	21,212	21,064
Deferred tax liabilities	12,168	9,838
Warranty liabilities	2,715	2,642
Total non-current liabilities	42,173	42,699

Total liabilities	387,467	373,539

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of March 31, 2018 and December 31, 2017	60	60
Additional paid-in capital	222,771	222,514
Statutory reserves	43,611	41,130
Retained earnings	552,711	533,347
Accumulated other comprehensive income	40,192	9,411
Total Hollysys Automation Technologies Ltd. stockholder’s equity	859,345	806,462

Non-controlling interests	184	108
Total equity	859,529	806,570

Total liabilities and equity	$1,246,996	$1,180,109

Hollysys Automation Technologies, Ltd May 15, 2018	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Nine months ended
	Mar 31, 2018	Mar 31, 2018
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$21,917	$79,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,671	5,060
Amortization of prepaid land leases	68	198
Amortization of intangible assets	-	279
Allowance for doubtful accounts	(616)	3,571
Gain on disposal of property, plant and equipment	(80)	(32)
Share of net income from equity investees	(194)	(2,466)
Share-based compensation expenses	257	582
Deferred income tax expenses	2,383	1,628
Accretion of convertible bond	57	315
Fair value adjustments of a bifurcated derivative	-	48
Gain from the derecognition of nonfinancial assets	-	(2,345)
Changes in operating assets and liabilities:
Accounts receivable	(4,517)	(3,670)
Costs and estimated earnings in excess of billings	(5,094)	(39,555)
Inventories	(7,200)	(7,244)
Advances to suppliers	(1,009)	(1,070)
Other receivables	(6,644)	(2,838)
Deposits and other assets	7,263	12,238
Due from related parties	(3,223)	3,554
Accounts payable	5,765	5,924
Deferred revenue	9,100	27,453
Accruals and other payables	(8,540)	(5,399)
Due to related parties	489	1,246
Income tax payable	(2,159)	4,643
Other tax payables	(4,659)	(4,533)
Net cash provided by operating activities	5,035	77,181

Cash flows from investing activities:
Time deposits placed with banks	(29,852)	(149,592)
Purchases of property, plant and equipment	(247)	(858)
Maturity of time deposits	26,563	112,778
Proceeds from disposal of property, plant and equipment	101	151
Investment of an equity investee	(1,594)	(5,806)
Acquisition of a subsidiary, net of cash acquired	-	(583)
Net cash used in investing activities	(5,029)	(43,910)

Cash flows from financing activities:
Proceeds from short-term bank loans	418	1,471
Repayments of short-term bank loans	(499)	(2,053)
Proceeds from long-term bank loans	-	537
Repayments of long-term bank loans	-	(363)
Payment of Dividends	-	(7,241)
Net cash used in financing activities	(81)	(7,649)

Effect of foreign exchange rate changes	6,976	14,709
Net increase in cash and cash equivalents	$6,901	$40,331

Cash and cash equivalents, beginning of period	$231,070	$197,640
Cash and cash equivalents, end of period	237,971	237,971

Hollysys Automation Technologies, Ltd May 15, 2018	Page 12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Nine months ended
	Mar 31,		Mar 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$73,297	$59,126	$229,295	$196,936
Less: Amortization of acquired intangible assets	-	-	279	263
Non-GAAP cost of integrated contracts	$73,297	$59,126	$229,016	$196,673

General and administrative expenses	$7,874	$6,847	$31,333	$29,177
Less: Share-based compensation expenses	257	(1,907)	581	(70)
Non-GAAP general and administrative expenses	$7,617	$8,754	$30,752	$29,247

Net income attributable to Hollysys Automation Technologies Ltd.	$21,842	$15,623	$79,433	$47,280
Add:
Share-based compensation expenses	257	(1,907)	581	(70)
Amortization of acquired intangible assets	-	-	279	263
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,099	$13,716	$80,293	$47,473

Weighted average number of basic ordinary shares	60,436,871	60,408,369	60,431,201	60,112,281
Weighted average number of diluted ordinary shares	61,296,907	61,225,248	61,245,982	60,909,201
Non-GAAP basic earnings per share	$0.37	$0.23	$1.33	$0.79
Non-GAAP diluted earnings per share	$0.36	$0.22	$1.32	$0.78